UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2009.

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2009

Attached is the registrant’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2009, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on November 10, 2009 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated November 9, 2009, a copy of which was furnished under cover of Form 6-K on November 9, 2009.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: November 10, 2009

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2009	September 30, 2009	September 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	¥1,052,777	¥952,434	$10,583
Short-term investments	20,264	47,294	525
Notes and accounts receivable, trade	1,947,765	1,719,174	19,102
Allowance for doubtful accounts	(45,208)	(40,485)	(450)
Inventories (Note 3)	313,494	372,275	4,136
Prepaid expenses and other current assets	512,479	568,516	6,317
Deferred income taxes	266,480	259,351	2,882

Total current assets	4,068,051	3,878,559	43,095

Property, plant and equipment:
Telecommunications equipment	14,705,383	14,792,341	164,359
Telecommunications service lines	13,968,838	14,095,223	156,614
Buildings and structures	5,770,337	5,790,863	64,343
Machinery, vessels and tools	1,755,854	1,778,561	19,762
Land	1,111,734	1,116,371	12,404
Construction in progress	305,167	311,278	3,459

	37,617,313	37,884,637	420,941
Accumulated depreciation	(27,415,794)	(27,808,799)	(308,987)

Net property, plant and equipment	10,201,519	10,075,838	111,954

Investments and other assets:
Investments in affiliated companies	622,735	638,266	7,092
Marketable securities and other investments	277,375	294,830	3,276
Goodwill	453,617	490,245	5,447
Other intangibles	1,406,991	1,396,714	15,519
Other assets	894,828	893,996	9,933
Deferred income taxes	871,272	878,435	9,760

Total investments and other assets	4,526,818	4,592,486	51,027

Total assets	¥18,796,388	¥18,546,883	$206,076

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2009	September 30, 2009	September 30, 2009
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥388,028	¥252,356	$2,804
Current portion of long-term debt	603,041	414,220	4,603
Accounts payable, trade	1,302,607	909,402	10,105
Accrued payroll	454,575	393,213	4,369
Accrued interest	12,481	11,802	131
Accrued taxes on income	288,803	257,604	2,862
Accrued consumption tax	28,326	34,252	381
Advances received	114,934	135,486	1,505
Deposit received	275,089	243,576	2,706
Other	226,315	224,128	2,490

Total current liabilities	3,694,199	2,876,039	31,956

Long-term liabilities:
Long-term debt	3,691,688	3,881,336	43,126
Obligations under capital leases	47,394	42,802	476
Liabilities for employees’ retirement benefits	1,639,785	1,658,350	18,426
Other	577,692	615,183	6,835

Total long-term liabilities	5,956,559	6,197,671	68,863

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 4)
Authorized – 6,192,920,900 shares
Issued – 1,574,120,900 shares at March 31 and September 30, 2009	937,950	937,950	10,422
Additional paid-in capital	2,841,037	2,841,016	31,567
Retained earnings (Note 4)	5,066,637	5,276,101	58,623
Accumulated other comprehensive income (loss)	(341,917)	(308,343)	(3,426)
Treasury stock, at cost (Note 4) – 250,844,167 shares at March 31 and 250,837,921 shares at September 30, 2009	(1,205,597)	(1,205,553)	(13,395)

Total NTT shareholders’ equity	7,298,110	7,541,171	83,791

Noncontrolling interests	1,847,520	1,932,002	21,466

Total equity	9,145,630	9,473,173	105,257

Contingent liabilities (Note 8)
Total liabilities and equity	¥18,796,388	¥18,546,883	$206,076

	Yen		U.S. dollars (Note 2)
	March 31, 2009	September 30, 2009	September 30, 2009
Per share of common stock:
Shareholders’ equity	¥5,515.18	¥5,698.83	$63.32

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2008	2009	2009
Operating revenues:
Fixed voice related services	¥1,315,716	¥1,194,434	$13,271
Mobile voice related services	1,179,627	1,084,606	12,051
IP/packet communications services	1,416,757	1,535,954	17,066
Sale of telecommunications equipment	369,321	295,696	3,286
System integration	541,444	567,062	6,301
Other	341,728	320,356	3,560

	5,164,593	4,998,108	55,535

Operating expenses (Note 7):
Cost of services (exclusive of items shown separately below)	1,161,911	1,177,744	13,086
Cost of equipment sold (exclusive of items shown separately below)	459,941	387,317	4,304
Cost of system integration (exclusive of items shown separately below)	344,082	361,388	4,015
Depreciation and amortization	1,020,780	996,992	11,078
Impairment loss	401	500	6
Selling, general and administrative expenses	1,432,396	1,427,397	15,860

	4,419,511	4,351,338	48,349

Operating income (loss)	745,082	646,770	7,186

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(30,134)	(28,811)	(320)
Interest income	12,602	12,290	137
Other, net	43,611	13,341	148

	26,079	(3,180)	(35)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	771,161	643,590	7,151

Income tax expense (benefit):
Current	338,954	291,010	3,233
Deferred	(102,279)	(31,245)	(347)

	236,675	259,765	2,886

Income (loss) before equity in earnings (losses) of affiliated companies	534,486	383,825	4,265
Equity in earnings (losses) of affiliated companies	7,421	4,718	52

Net income (loss)	541,907	388,543	4,317

Less – Net income attributable to noncontrolling interests	(135,554)	(106,299)	(1,181)

Net income (loss) attributable to NTT	¥406,353	¥282,244	$3,136

Summary of total comprehensive income (loss):
Net income (loss)	¥541,907	¥388,543	$4,317
Other comprehensive income (loss)	(38,012)	43,506	483
Comprehensive income (loss)	503,895	432,049	4,800
Less – Other comprehensive income attributable to noncontrolling interests	(130,561)	(116,231)	(1,291)
Comprehensive income (loss) attributable to NTT	¥373,334	¥315,818	$3,509

	Shares or yen		U.S. dollars (Note 2)
	2008	2009	2009
Per share of common stock (Note 4):
Weighted average number of shares outstanding	1,357,276,301	1,323,282,575
Net income (loss) attributable to NTT	¥299.39	¥213.29	$2.37

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2008	2009	2009
Operating revenues:
Fixed voice related services	¥652,186	¥595,260	$6,614
Mobile voice related services	580,695	544,590	6,051
IP/packet communications services	721,691	774,685	8,608
Sale of telecommunications equipment	152,947	131,886	1,465
System integration	285,208	283,297	3,148
Other	178,278	165,501	1,839

	2,571,005	2,495,219	27,725

Operating expenses (Note 7):
Cost of services (exclusive of items shown separately below)	585,879	594,893	6,610
Cost of equipment sold (exclusive of items shown separately below)	193,428	173,765	1,931
Cost of system integration (exclusive of items shown separately below)	184,309	179,238	1,991
Depreciation and amortization	517,024	500,386	5,560
Impairment loss	401	196	2
Selling, general and administrative expenses	716,945	725,742	8,064

	2,197,986	2,174,220	24,158

Operating income (loss)	373,019	320,999	3,567

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,952)	(14,006)	(156)
Interest income	6,279	5,952	66
Other, net	18,914	4,729	53

	10,241	(3,325)	(37)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	383,260	317,674	3,530

Income tax expense (benefit):
Current	189,900	166,456	1,849
Deferred	(101,485)	(39,005)	(433)

	88,415	127,451	1,416

Income (loss) before equity in earnings (losses) of affiliated companies	294,845	190,223	2,114
Equity in earnings (losses) of affiliated companies	3,886	2,014	22

Net income (loss)	298,731	192,237	2,136

Less – Net income attributable to noncontrolling interests	(67,912)	(49,550)	(551)

Net income (loss) attributable to NTT	¥230,819	¥142,687	$1,585

Summary of total comprehensive income (loss):
Net income (loss)	¥298,731	¥192,237	$2,136
Other comprehensive income (loss)	(4,383)	11,018	123
Comprehensive income (loss)	294,348	203,255	2,259
Less – Other comprehensive income attributable to noncontrolling interests	(66,740)	(52,811)	(587)
Comprehensive income (loss) attributable to NTT	¥227,608	¥150,444	$1,672

	Shares or yen		U.S. dollars (Note 2)
	2008	2009	2009
Per share of common stock (Note 4):
Weighted average number of shares outstanding	1,350,740,988	1,323,283,730
Net income (loss) attributable to NTT	170.88	¥107.83	$1.20

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2008	2009	2009
Cash flows from operating activities:
Net income (loss)	¥541,907	¥388,543	$4,317
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,020,780	996,992	11,078
Impairment loss	401	500	6
Deferred taxes	(102,279)	(31,245)	(347)
Loss on disposal of property, plant and equipment	45,473	44,796	498
Equity in (earnings) losses of affiliated companies	(7,421)	(4,718)	(53)
(Increase) decrease in notes and accounts receivable, trade	157,971	238,387	2,648
(Increase) decrease in inventories	(101,950)	(59,507)	(661)
(Increase) decrease in other current assets	(85,482)	(57,279)	(637)
Increase (decrease) in accounts payable, trade and accrued payroll	(389,742)	(329,069)	(3,656)
Increase (decrease) in accrued consumption tax	(1,314)	5,831	65
Increase (decrease) in accrued interest	(1,163)	(689)	(8)
Increase (decrease) in advances received	19,014	20,464	227
Increase (decrease) in accrued taxes on income	(6,334)	(32,246)	(358)
Increase (decrease) in other current liabilities	(14,057)	(113)	(1)
Increase (decrease) in liability for employees’ retirement benefits	(9,061)	40,933	455
Increase (decrease) in other long-term liabilities	21,673	35,266	392
Other	774	(14,370)	(160)

Net cash provided by (used in) operating activities	1,089,190	1,242,476	13,805

Cash flows from investing activities:
Payments for property, plant and equipment	(850,669)	(727,184)	(8,080)
Proceeds from sale of property, plant and equipment	46,309	16,036	178
Payments for purchase of non-current investments	(66,044)	(52,245)	(580)
Proceeds from sale and redemption of non-current investments	38,899	16,148	179
Payments for purchase of short-term investments	(2,541)	(39,486)	(439)
Proceeds from redemption of short-term investments	4,494	16,128	179
Acquisition of intangibles and other assets	(320,496)	(298,134)	(3,312)

Net cash provided by (used in) investing activities	¥(1,150,048)	¥(1,068,737)	$(11,875)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2008	2009	2009
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥395,173	¥368,174	$4,091
Payments for settlement of long-term debt	(292,575)	(344,493)	(3,828)
Proceeds from issuance of short-term debt	2,327,475	2,167,618	24,085
Payments for settlement of short-term debt	(2,301,358)	(2,303,342)	(25,592)
Dividends paid (Note 4)	(61,375)	(72,780)	(809)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(100,748)	23	0
Acquisition of treasury stocks by subsidiary	(51,848)	—	—
Other	(76,790)	(90,863)	(1,010)

Net cash provided by (used in) financing activities	(162,046)	(275,663)	(3,063)

Effect of exchange rate changes on cash and cash equivalents	(2,991)	1,581	18

Net increase (decrease) in cash and cash equivalents	(225,895)	(100,343)	(1,115)
Cash and cash equivalents at beginning of period	1,169,566	1,052,777	11,698

Cash and cash equivalents at end of period	¥943,671	¥952,434	$10,583

Cash paid during the period for:
Interest	¥31,306	¥29,490	$328
Income taxes, net	261,362	288,524	3,206

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Summary of significant accounting policies:

As permitted by Section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and September 30, 2009, and the consolidated statements of income for the three and six months ended September 30, 2008 and 2009 and cash flows for the six months ended September 30, 2008 and 2009 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Business Combinations

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by the Financial Accounting Standards Board (“FASB”) in December 2007 relating to business combinations. This pronouncement requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. The adoption of this pronouncement did not have a material impact on the results of operations or the financial position of NTT Group for the six months ended September 30, 2009.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. This pronouncement requires the presentation that the noncontrolling interest should be reclassified to equity and consolidated net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements. This pronouncement also requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation.

The adoption of this pronouncement has an impact on the presentation of noncontrolling interests in the consolidated financial statements including retrospective reclassification; however, the adoption of this pronouncement did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Financial Guarantee Insurance Contracts

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in May 2008 relating to accounting for financial guarantee insurance contracts. This pronouncement prescribes accounting for insurers of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. This pronouncement also requires expanded disclosures about financial guarantee insurance contracts. The adoption of this pronouncement did not have a material impact on the results of operations or the financial position of NTT Group.

Subsequent Events

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in May 2009 relating to subsequent events. This pronouncement requires that the effect of subsequent events that occurred after the balance-sheet date and before the date the financial statements are either “issued” or “available to be issued” should be evaluated and disclosed. The adoption of this pronouncement did not have an impact on the results of operations or the financial position of NTT Group.

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

Effective July 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in June 2009 relating to the FASB Accounting Standards Codification and the hierarchy of generally accepted accounting principles. This pronouncement prescribes the change which divides non-governmental U.S. GAAP into the authoritative Codification and the non-authoritative guidance, doing away with the previous four-level hierarchy. The financial statements that adopted this pronouncement should follow the Codification in place of legacy accounting pronouncements. The adoption of this pronouncement did not have an impact on the results of operations or the financial position of NTT Group.

(2) Recent Pronouncements

In April 2009, FASB issued the accounting pronouncement relating to mergers and acquisitions of not-for-profit entities. This pronouncement gives not-for-profit entities specific guidance on accounting for mergers and acquisitions, including analogies to business-combination accounting and more uniform presentations. This pronouncement prescribes how to determine whether a combination is a merger or an acquisition, how to account for each, and the disclosures that should be made. This pronouncement is to be applied prospectively to mergers for which merger dates are on or after the beginning of an initial reporting period beginning on or after December 15, 2009, and to acquisitions for which acquisition dates are on or after the beginning of the first annual reporting period beginning on or after December 15, 2009. Earlier application is prohibited. The adoption of this pronouncement will not have an impact on the results of operations or financial position of NTT Group.

In June 2009, the FASB issued the accounting pronouncement relating to accounting for transfers of financial assets. This pronouncement eliminates the concept and associated guidance of a “qualifying special-purpose entity” (“QSPE”), creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This statement is effective (including for existing QSPEs) as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. This pronouncement also provides for transfers that occurred before and after its effective date. Management is currently evaluating the impact of the adoption of this pronouncement on its results of operations and financial position of NTT Group.

In June 2009, the FASB issued the accounting pronouncement relating to the variable interest entity (“VIE”). This pronouncement prescribes the change of the approach to determining a VIE’s primary beneficiary (the reporting entity that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIEs. This pronouncement is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. Management is currently evaluating the impact of the adoption of this pronouncement on its results of operations and financial position of NTT Group.

(3) Net Income attributable to NTT per Share

Basic net income attributable to NTT per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the six months ended September 30, 2008 and 2009, there is no difference between basic EPS and diluted EPS. In January 2009, NTT effected the split of one share of its common stock into 100 shares. The computations of EPS have been adjusted retroactively for the three and six months ended September 30, 2008 and are presented to reflect the stock split.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three and six months ended September 30, 2009.

2.	Convenience translation into U.S. dollar amounts:

The consolidated financial statements are expressed in Japanese yen. However, the consolidated financial statements as of and for the three and six months ended September 30, 2009 have been translated into United States dollars at the rate of ¥90 = U.S.$1, the approximate current exchange rate prevailing on September 30, 2009. Those U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for convenience of the reader. This translation should not be construed as a representation that any or all the amounts shown could be converted into U.S. dollars at this or any other rate.

3.	Inventories:

Inventories at March 31 and September 30, 2009 comprised the following:

	Millions of yen		Millions of U.S. dollars
	March 31, 2009	September 30, 2009	September 30, 2009
Telecommunications equipment to be sold and materials	¥139,155	¥194,241	$2,158
Projects in progress	132,638	133,947	1,488
Supplies	41,701	44,087	490

Total	¥313,494	¥372,275	$4,136

4.	Equity:

Outstanding shares and Treasury stock–

The changes in the number of outstanding shares and treasury stock for the fiscal year ended March 31, 2009 and for the six months ended September 30, 2009, were as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2008	15,741,209	2,102,470.82
Acquisition of treasury stock through purchase of fractional shares	—	2,726.22
Purchase of treasury stock under resolution of the board of directors	—	341,307.00
Resale of treasury stock to fractional shareholders	—	(1,824.08)
Effect of stock split	1,558,379,691	242,023,316.04
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	10,623
Purchase of treasury stock under resolution of the board of directors	—	6,386,800
Resale of treasury stock to holders of less-than-one-unit shares	—	(21,252)
Balance at March 31, 2009	1,574,120,900	250,844,167
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	14,990
Resale of treasury stock to holders of less-than-one-unit shares	—	(21,236)

Balance at September 30, 2009	1,574,120,900	250,837,921

With the implementation of the “Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), on January 5, 2009, share certificates of listed companies were converted to electronic form.

The introduction of the electronic share certificate system required that fractional shares be eliminated. In order to provide for a smooth transition away from the fractional share system, the board of directors, at their meeting held May 13, 2008, resolved that, subject to approval of the introduction of the unit share system at the 23rd general shareholders meeting and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the implementation date of the electronic share certificate system, one share of common stock be split into 100 shares, and the number of shares constituting one unit be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

The effective date of the stock split was determined when the implementation date of the Settlement Streamlining Law was set as January 5, 2009. Accordingly, on January 4, 2009, NTT effected the split of one share of its common stock into 100 shares, pursuant to the foregoing resolution. The computations of the per share amount have been adjusted retroactively for the three and six months ended September 30, 2008 and are presented to reflect the effect of the stock split.

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares (pre-stock split) of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009. Based on this resolution, NTT acquired 341,307 shares (pre-stock split) of its common stock for a total purchase price of ¥169,767 million from July through December 2008. In January 2009, NTT acquired 6,386,800 shares of its common stock after the stock split for ¥30,233 million. The shareholders’ meeting on June 24, 2009, did not resolve that NTT may acquire its common stock.

Dividend–

(1) Cash dividends paid

Resolution	The shareholders’ meeting on June 24, 2009
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥72,780 million ($758 million)
Cash dividends per share	¥55 ($0.57)
Date of record	March 31, 2009
Date of payment	June 25, 2009

(2) Cash dividends declared

Resolution	The Board of Directors’ meeting on November 9, 2009
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥79,397 million ($882 million)
Cash dividends per share	¥60 ($0.67)
Date of record	September 30, 2009
Date of payment	December 10, 2009

Changes in equity–

Changes in total equity, NTT shareholders’ equity and equity attributable to the noncontrolling interest for the six months ended September 30, 2008, and 2009, were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	¥7,410,761	¥1,863,998	¥9,274,759
Dividends paid to NTT Shareholders	(61,375)	—	(61,375)
Dividends paid to noncontrolling interests	—	(44,163)	(44,163)
Acquisition of treasury stocks	(101,222)	—	(101,222)
Resale of treasury stocks	474	—	474
Other equity transactions	—	(37,731)	(37,731)
Net income (loss)	406,353	135,554	541,907
Other comprehensive income (loss)	(33,019)	(4,993)	(38,012)
Unrealized gain (loss) on securities	(11,102)	(2,297)	(13,399)
Unrealized gain (loss) on derivative instruments	414	(210)	204
Foreign currency translation adjustments	(15,666)	(2,165)	(17,831)
Pension liability adjustments	(6,665)	(321)	(6,986)
Balance at September 30, 2008	¥7,621,972	¥1,912,665	¥9,534,637

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥7,298,110	¥1,847,520	¥9,145,630
Dividends paid to NTT Shareholders	(72,780)	—	(72,780)
Dividends paid to noncontrolling interests	—	(39,831)	(39,831)
Acquisition of treasury stocks	(58)	—	(58)
Resale of treasury stocks	81	—	81
Other equity transactions	—	8,082	8,082
Net income (loss)	282,244	106,299	388,543
Other comprehensive income (loss)	33,574	9,932	43,506
Unrealized gain (loss) on securities	12,069	4,802	16,871
Unrealized gain (loss) on derivative instruments	(2,141)	4	(2,137)
Foreign currency translation adjustments	15,318	4,303	19,621
Pension liability adjustments	8,328	823	9,151
Balance at September 30, 2009	¥7,541,171	¥1,932,002	¥9,473,173

	Millions of U.S. dollars
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	$81,090	$20,528	$101,618
Dividends paid to NTT Shareholders	(808)	—	(808)
Dividends paid to noncontrolling interests	—	(443)	(443)
Acquisition of treasury stocks	(1)	—	(1)
Resale of treasury stocks	1	—	1
Other equity transactions	—	90	90
Net income (loss)	3,136	1,181	4,317
Other comprehensive income (loss)	373	110	483
Unrealized gain (loss) on securities	134	53	187
Unrealized gain (loss) on derivative instruments	(24)	0	(24)
Foreign currency translation adjustments	170	48	218
Pension liability adjustments	93	9	102
Balance at September 30, 2009	$83,791	$21,466	$105,257

5.	Fair value measurements:

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level	1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level	2—Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level	3—Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and September 30, 2009 are as follows:

	Millions of yen
	March 31, 2009
	Fair value measurements using
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Available-for-sale securities	¥170,551	¥168,695	¥1,856	—
Derivatives	6,205	—	6,205	—
Liabilities
Derivatives	¥5,651	—	¥5,651	—

	Millions of yen
	September 30, 2009
	Fair value measurements using
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Available-for-sale securities	¥195,417	¥166,875	¥2,035	¥26,507
Derivatives	4,599	—	4,599	—
Liabilities
Derivatives	¥8,689	—	¥8,689	—

	Millions of U.S. dollars
	September 30, 2009
	Fair value measurements using
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Available-for-sale securities	$2,171	$1,854	$23	$294
Derivatives	51	—	51	—
Liabilities
Derivatives	$97	—	$97	—

*1	Quoted prices for identical assets or liabilities in active markets
*2	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
*3	Unobservable inputs

Available-for-sale securities–

Available-for-sale securities comprised marketable equity securities and debt securities, and financial instruments classified as available-for-sale debt securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified to level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to level 2. If debt securities do not have quoted prices for identical assets, fair value is measured by inputs derived from unobservable data including discount rate, which is classified to level 3.

Assets and liabilities measured at fair value on a nonrecurring basis as of September 30, 2009 are as follows:

	Millions of yen
	September 30, 2009
	Fair value measurements using				Losses (before tax)
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Real estate	¥16,456	—	—	¥16,456	¥4,776

	Millions of U.S. dollars
	September 30, 2009
	Fair value measurements using				Losses (before tax)
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Real estate	$183	—	—	$183	$53

*1	Quoted prices for identical assets or liabilities in active markets
*2	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
*3	Unobservable inputs

Real estate–

If a decline in value or an increase in estimated costs of completion of real estate held for resale included in inventories makes inventory cost to be unrecoverable, the real estate is written down by its fair value. In measuring fair value of such inventories, fair value is measured by using various evaluation models based on inputs that are unobservable in the market, such as a salable price based on a real-estate appraisal, which is classified to level 3.

Real estate in the table above includes that transferred from inventories to property, plant and equipment as a result of a change in use after measuring fair value.

6.	Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

For the three months ended September 30	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Regional communications business -
Customers	¥867,435	¥848,503	$9,428
Intersegment	145,810	128,425	1,427

Total	1,013,245	976,928	10,855

Long distance and international communications business -
Customers	293,147	281,121	3,124
Intersegment	31,814	27,259	303

Total	324,961	308,380	3,427

Mobile communications business -
Customers	1,086,853	1,050,220	11,669
Intersegment	10,685	10,833	120

Total	1,097,538	1,061,053	11,789

Data communications business -
Customers	233,584	236,196	2,624
Intersegment	31,867	27,990	311

Total	265,451	264,186	2,935

Other -
Customers	89,986	79,179	880
Intersegment	201,609	184,962	2,055

Total	291,595	264,141	2,935
Elimination	(421,785)	(379,469)	(4,216)

Consolidated total	¥2,571,005	¥2,495,219	$27,725

For the six months ended September 30	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Regional communications business -
Customers	¥1,725,745	¥1,682,317	$18,693
Intersegment	282,607	255,346	2,837

Total	2,008,352	1,937,663	21,530

Long distance and international communications business -
Customers	581,141	564,052	6,267
Intersegment	55,306	52,412	583

Total	636,447	616,464	6,850

Mobile communications business -
Customers	2,243,360	2,123,513	23,595
Intersegment	24,424	22,294	248

Total	2,267,784	2,145,807	23,843

Data communications business -
Customers	446,481	476,044	5,289
Intersegment	60,818	58,242	647

Total	507,299	534,286	5,936

Other -
Customers	167,866	152,182	1,691
Intersegment	391,325	373,164	4,146

Total	559,191	525,346	5,837
Elimination	(814,480)	(761,458)	(8,461)

Consolidated total	¥5,164,593	¥4,998,108	$55,535

Segment profit or loss:

For the three months ended September 30	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Operating income (loss):
Regional communications business	¥29,526	¥34,622	$385
Long distance and international communications business	27,518	26,344	293
Mobile communications business	279,069	231,955	2,577
Data communications business	23,198	15,631	174
Other	9,220	(4,313)	(48)

Total	368,531	304,239	3,381
Elimination	4,488	16,760	186

Consolidated operating income	¥373,019	¥320,999	$3,567

For the six months ended September 30	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Operating income (loss):
Regional communications business	¥40,700	¥50,698	$563
Long distance and international communications business	55,430	51,236	569
Mobile communications business	574,208	482,325	5,359
Data communications business	44,851	36,873	410
Other	23,407	6,861	76

Total	738,596	627,993	6,977
Elimination	6,486	18,777	209

Consolidated operating income	¥745,082	¥646,770	$7,186

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international operations.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the six months ended September 30, 2008 and 2009.

7.	Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the six months ended September 30, 2008 and 2009 were ¥114,440 million and ¥122,283 million ($1,359 million), respectively. Such amounts charged to income for the three months ended September 30, 2008 and 2009 were ¥61,177 million and ¥63,905 million ($710 million), respectively.

8.	Contingent liabilities:

Contingent liabilities at September 30, 2009 for loans guaranteed amounted to ¥9,814 million ($109 million).

At September 30, 2009, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9.	Subsequent events:

There were no significant subsequent events for the period after September 30, 2009, through November 10, 2009, the issue date of the financial statements.